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Sphere


My biggest regret in founding a $500M+ startup

I wish I had let our community invest early in the life of the company.

I am so proud of the success of my first company Ayar Labs, but there's one thing I wish I had done differently: I wish I had offered the opportunity to invest early on to the early believers in what we were building, not just professional investors who represent a small slice of the population.

So this time we're doing it differently: In a few days, you will be able to become an early shareholder of Sphere, like me, my colleagues, and the professional investors who have already backed us.

We're opening up Sphere for anyone to invest in our community round.

We are about to have our three year anniversary, and to celebrate we're opening Sphere's next investment round to our community (yes, you!) I am so proud of the success of my first company Ayar Labs, but there's one thing I wish I had done differently: I wish I had offered the opportunity to invest early on to the early believers in what we were building, not just professional investors who represent a small slice of the population.



How it works

In a few days, you will be able to become an early shareholder of Sphere, like me, my colleagues, and the professional investors who have already backed us.

It feels especially appropriate this time around because none of what we have achieved so far at Sphere would have been possible without you, our community. Even before founding this company, I met people who were fighting for climate-friendly investment options everywhere - at their companies, in 529 college savings programs, and at their unions, to name a few. These are people who believe we shouldn't have to bet our future health and the health of our planet, to be able to retire with financial comfort or afford to send our kids through college.

You, early believers, helped us build Sphere, trusted us with your retirement savings, and spread the word. You've shared in our struggles (fossil fuel lobbyist pushback is powerful!) and our successes (sharing our cause with over 25M people through the virtual march to retire big oil !!)

You make up the beating heart of Sphere. As a thank you, we want to give you the opportunity to be an official part of the team.

Here are some details:

- How much: The minimum investment amount is $10 - we want anyone to be able to participate.
- Where: We're partnering with the leading community raise platform, WeFunder.
- When: In a few days.

The catch?

We're limiting the size of the round. That means there might not be enough room for everyone, so you'll have to move fast.

To be the first to get a heads-up

and get all the details on how to join, sign up here:

Sign up

We're honored to share this adventure with you.

Please note: investment involves risk. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.